Exhibit 12
INTERNATIONAL PAPER COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
(Dollar amounts in millions)

							Three Months Ended March 31,
TITLE		2011	2012	2013	2014	2015	2015	2016
(A)	Earnings (loss) from continuing operations before income taxes and equity earnings	$1,395.0	$967.0	$1,228.0	$872.0	$1,266.0	$406.0	$317.0
(B)	Noncontrolling interests, net of taxes	(14.0)	(5.0)	17.0	19.0	21.0	2.0	—
(C)	Fixed charges excluding capitalized interest	661.8	782.0	705.5	694.2	700.2	177.0	175.1
(D)	Amortization of previously capitalized interest	29.2	24.2	24.7	23.9	20.7	5.0	4.5
(E)	Distributed income of equity investees	85.6	—	—	56.1	35.0	—	—
(F)	Earnings (loss) from continuing operations before income taxes and fixed charges	$2,157.6	$1,768.2	$1,975.2	$1,665.2	$2,042.9	$590.0	$496.6
Fixed Charges
(G)	Interest and amortization of debt expense	$602.0	$714.7	$648.3	$642.9	$643.5	$159.2	$160.7
(H)	Interest factor attributable to rentals	54.4	61.6	56.1	51.3	56.7	17.8	14.4
(I)	Preferred dividends of subsidiaries	5.4	5.7	1.1	—	—	—	—
(J)	Capitalized interest	21.6	36.6	17.0	23.2	24.8	7.1	7.3
(K)	Total fixed charges	$683.4	$818.6	$722.5	$717.4	$725.0	$184.1	$182.4
(L)	Ratio of earnings to fixed charges	3.16	2.16	2.73	2.32	2.82	3.20	2.72
(M)	Deficiency in earnings necessary to cover fixed charges

NOTE: Dividends on International Paper's preferred stock are insignificant. As a result, for all periods presented, the ratios of earnings to fixed charges and preferred stock dividends are the same as the ratios of earnings to fixed charges.